SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July 2008

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 24, 2008

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer

Documents Included as Part of this Report

No.
1.	News release dated July 23, 2008

2.	Management’s Discussion and Analysis for the Three and Six Month Periods Ended June 30, 2008

3.	Interim Financial Statements for the Three and Six Month Periods Ended June 30, 2008

NEWS RELEASE
For Immediate Release
July 23, 2008
AINSWORTH LUMBER CO. LTD. (TSX:ANS)
AINSWORTH REPORTS FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2008

Unaudited	Three months ended June 30		Six months ended June 30
($ millions, except per share data)	2008	2007	2008	2007
Sales	$111.4	$157.5	$199.9	$292.6
Operating earnings (loss)	0.8	(37.8)	(37.2)	(68.5)
Foreign exchange gain (loss) on long-term debt	6.8	79.6	(29.3)	89.0
Net (loss) income	(34.2)	27.9	(122.4)	5.2
(Loss) earnings: $ per share	(2.33)	1.91	(8.35)	0.35
Adjusted EBITDA (1)	13.0	(14.9)	(14.6)	(27.1)
Cash provided by (used in) operating activities	0.4	4.5	(40.1)	(44.6)
Number of common shares outstanding (millions)	14.6	14.6	14.6	14.6

(1)	Adjusted EBITDA, a non-GAAP financial measure, is defined as net (loss) income before amortization, (gain) loss on disposal of capital assets, finance expense, realized currency translation adjustments, foreign exchange (gain) loss on long-term debt, other foreign exchange (gain) loss, income tax recovery and other non-recurring items.
Vancouver, British Columbia – Ainsworth Lumber Co. Ltd. (TSX: ANS) today reported its financial results for the quarter ended June 30, 2008.
Net loss for the quarter was $34.2 million on sales of $111.4 million compared to net income of $27.9 million on sales of $157.5 million for the same period in 2007. The decrease in sales is primarily the result of reduced shipment volumes due to production curtailments. On a year to date basis, net loss of $122.4 million represented a $127.6 million decline from net income of $5.2 million for the six months ended June 30, 2007. The change in net loss is attributable mainly to a $118.3 million decrease in the unrealized foreign exchange gain on long-term debt, a $41.9 million increase in tax expense, and financing transaction costs of $13.1 million incurred in the first half of 2008.
Cash provided by operations for the quarter was $0.4 million compared to $4.5 million in the second quarter of 2007. This change was due to a decrease in cash generated by working capital partially offset by an increase in earnings adjusted for non-cash items. For the year to date, cash used in operating activities was $40.1 million in 2008 compared to $44.6 million in 2007. The increase in operating earnings was partially offset by a decrease in cash generated by working capital.
OSB market conditions continue to be challenging, as the U.S. housing industry, a key driver of OSB demand, remains in a protracted downturn. U.S. housing starts continued to decline due to excess housing inventories and the constriction of credit availability in light of the U.S. mortgage credit market.
The average of the market prices reported by Random Lengths during the second quarter of 2008 was U.S.$176 per msf (North Central region, on a 7/16th-inch basis) compared to U.S.$156 per msf in the second quarter of 2007. In the first six months of the year, the average market price was U.S.$157 per msf in 2008 and U.S.$151 per msf in 2007.

OSB shipment volumes of 485,618 msf in the second quarter of 2008 were 31% lower than in the same period of 2007 as a result of reduced customer demand and plant closures. For the first six months of 2008, OSB shipment volumes were 28% lower in 2008 compared to 2007. Production at our jointly-owned OSB facility at High Level, Alberta was indefinitely curtailed as of December 20, 2007 and the mill remained closed throughout the first half of 2008. Our Cook, Minnesota facility began an indefinite production curtailment on January 16, 2008. Our Grande Prairie, Alberta and 100 Mile, British Columbia OSB facilities took temporary shutdowns totaling 38 days and 14.5 days of production time, respectively, during the first quarter of 2008. In addition, production at our Grand Rapids, Minnesota facility has been indefinitely curtailed since September 2006.
Due to the protracted downturn in the OSB market and the significant long-term appreciation of the Canadian dollar against the U.S. dollar, for the year to date we continued to experience negative operating margins and net cash outflows. As a result, our ability to continue as a going concern is dependent on obtaining additional financing, refinancing our capital structure and, ultimately, achieving profitable operations.
A recapitalization proposal will be voted on by our shareholders and senior noteholders at meetings on July 24, 2008. Subject to an affirmative vote at those meetings, and court and regulatory approvals thereafter, the recapitalization will become effective on July 29, 2008. More detailed information about the recapitalization is available on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and our website (www.ainsworth.ca).
Forward-looking information provided in this news release relating to the Company’s recapitalization are forward-looking statements made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and forward looking information pursuant to National Instrument 51-102 promulgated by the Canadian Securities Administrators. The Company believes that expectations reflected in such information are reasonable, but no assurance is given that such expectations will be correct. Forward-looking information is based on the Company’s beliefs and assumptions based on information available at the time the assumption was made and on management’s experience and perception of historical trends, current conditions and expected further developments as well as other factors deemed appropriate in the circumstances. Investors are cautioned that there are risks and uncertainties related to such forward-looking information and actual results may vary. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking information include, without limitation, an adverse result at the meetings of our shareholders or noteholders on July 24, 2008 or the failure to receive court or regulatory approval of the recapitalization, as well as factors detailed from time to time in the Company’s periodic reports filed with the Canadian Securities Administrators, the United States Securities and Exchange Commission, and other regulatory authorities. The forward-looking information is made as of the date of this news release and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as explicitly required by securities laws.

For further information please contact:
Ainsworth Lumber Co. Ltd.	Investor Relations Contacts:
Suite 3194, Bentall 4	Robert Allen
P.O. Box 49307	Chief Financial Officer
1055 Dunsmuir Street	robert.allen@ainsworth.ca
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200	Bruce Rose
Facsimile: 604-661-3201	General Manager, Corporate Development
www.ainsworth.ca	bruce.rose@ainsworth.ca

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the Three and Six Month Periods Ended June 30, 2008
This management’s discussion and analysis is presented as at July 23, 2008. Financial references are in Canadian dollars unless otherwise indicated. Additional information relating to Ainsworth, including our annual information form, is available on SEDAR at www.sedar.com. Our financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) in Canadian dollars.
Overview
Ainsworth is a leading manufacturer of engineered wood products, such as oriented strand board (“OSB”) and specialty overlaid plywood. In 2007, RISI, an independent information provider for the global forest products industry, ranked our OSB manufacturing capacity as the fourth largest in North America. We own six OSB manufacturing facilities, three in Canada, and three in northern Minnesota. We also have a 50% ownership interest in an OSB facility located in High Level, Alberta. Due to market conditions, we are presently operating three OSB facilities in Canada and one OSB facility in Minnesota.
Ainsworth’s business is focused primarily on the structural wood panels sector. Our business strategy is to increase revenues generated from value-added products, including OSB webstock, rimboard, radiant barrier OSB panels, jumbo OSB panels, export-standard OSB and specialty overlaid plywood. These products command premium pricing, particularly during cyclical lows for commodity products, such as in the current market environment. Complementary to this strategy is the expansion at our Grande Prairie, Alberta OSB facility. On completion, the expanded facility will be able to produce OSB, oriented strand lumber (“OSL”) and laminated strand lumber (“LSL”). OSL and LSL are engineered wood product alternatives to traditional sawn lumber products. Capital spending at the Grande Prairie facility is currently on hold to preserve liquidity until market conditions improve.
Review of Operating Results
OSB market conditions continue to be challenging, as the U.S. housing industry, a key driver of OSB demand, remains in a protracted downturn. U.S. housing starts continued to decline due to excess housing inventories and the constriction of credit availability in light of the mortgage credit market crisis.
The average of the market prices reported by Random Lengths during the second quarter of 2008 was U.S.$176 per msf (North Central region, on a 7/16th-inch basis) compared to U.S.$156 per msf in the second quarter of 2007. In the first six months of the year, the average market price was U.S.$157 per msf in 2008 and U.S.$151 per msf in 2007.
OSB shipment volumes of 485,618 msf in the second quarter of 2008 were 31% lower than in the same period of 2007 as a result of reduced customer demand and plant closures. On an annual basis, OSB shipment volumes were 28% lower in 2008 compared to 2007. Production at our jointly-owned OSB facility at High Level, Alberta was indefinitely curtailed as of December 20, 2007 and the mill remains closed. Our Cook, Minnesota facility began an indefinite production curtailment on January 16, 2008. Our Grande Prairie, Alberta and 100 Mile, British Columbia OSB facilities took temporary shutdowns totaling 38 days and 14.5 days of production time, respectively, during the first quarter of 2008. In addition, production at our Grand Rapids, Minnesota facility has been indefinitely curtailed since September 2006.
Due to the protracted downturn in the OSB market and the significant long-term appreciation of the Canadian dollar against the U.S. dollar, we continued to experience negative operating margins and net cash outflows on a year to date basis. As a result, our ability to continue as a going concern is dependent on obtaining additional financing, refinancing our capital structure and, ultimately, achieving profitable operations. On June 17, 2008, we announced a proposed recapitalization transaction. In the event that this transaction is not approved by the Shareholders, the Noteholders and the Court, we may not be able to continue as a going concern.

Review of Financial Results
The second quarter of 2008 and the year to date saw improved operating earnings and adjusted EBITDA compared to the second quarter of 2007 and the first six months of 2007 due to reductions in costs of products sold. Earnings were negatively affected by a decline in the unrealized foreign exchange gain on long-term debt.
Financial Summary

(in millions)	Q2-08	Q2-07	2008	2007

Sales	$111.4	$157.5	$199.9	$292.6
Costs and expenses	110.6	195.3	237.1	361.2
Operating earnings (loss)	0.8	(37.8)	(37.2)	(68.6)
Net (loss) income	(34.2)	27.9	(122.4)	5.2
Adjusted EBITDA (1)	13.0	(14.9)	(14.6)	(27.1)

(1)	Adjusted EBITDA, a non-GAAP financial measure, is defined as net (loss) income before amortization, (gain) loss on disposal of capital assets, finance expense, realized currency translation adjustments, foreign exchange (gain) loss on long-term debt, other foreign exchange (gain) loss, income tax recovery and other non-recurring items. We have presented this measure as we believe that, in addition to net loss, adjusted EBITDA provides investors with a basis to evaluate our operating performance and ability to incur and service debt. Adjusted EBITDA is calculated as follows:

(in millions)	Q2-08	Q2-07	2008	2007

Net (loss) income	$(34.2)	$27.9	$(122.4)	$5.2
Add:
Amortization of capital assets	11.6	19.5	22.8	34.7
Write-off of capital assets	—	—	0.8	—
(Gain) loss on disposal of capital assets	(0.4)	—	(3.1)	0.3
Cost of class action law suit	0.2	2.2	0.3	3.4
Finance expense	25.9	20.8	46.9	39.9
Income tax expense (recovery)	15.6	(11.5)	11.9	(30.0)
Foreign exchange loss (gain) on long-term debt	(6.8)	(79.6)	29.3	(89.0)
Other foreign exchange loss (gain)	1.1	2.2	(2.6)	4.2
Realized currency translation adjustments	—	3.6	1.5	4.2

Adjusted EBITDA	$13.0	$(14.9)	$(14.6)	$(27.1)

Net Loss
The net loss for the quarter ended June 30, 2008 was $34.2 million compared to net income of $27.9 million in the second quarter of 2007. The change is attributable to a significant decrease in unrealized foreign exchange gains on long-term debt and a reduction in tax recovery and financing transaction costs incurred in the second quarter of 2008, partially offset by improvements in profit margins.
On a year to date basis, net loss of $122.4 million represented a $127.6 million decline from net income of $5.2 million for the six months ended June 30, 2007. This reflects a $118.3 million decrease in unrealized foreign exchange gains on long-term debt and a $41.9 million increase in tax expense partially offset by a $31.5 million increase in operating earnings.
Adjusted EBITDA
Adjusted EBITDA was $13.0 million in the second quarter of 2008 compared to an adjusted EBITDA loss of $14.9 million in the second quarter of 2007 primarily because production margins increased by $28.0 million.
For the first six months of 2008, adjusted EBITDA was a loss of $14.6 million compared to a loss of $27.1 million in 2007. This change is primarily due to an $11.4 million increase in production margins and a

$2.3 million reduction in selling and administration expenses partially offset by a $1.1 million decrease in other income.
The stronger Canadian dollar relative to the U.S. dollar, an average of eight cents higher in the second quarter of 2008 compared to 2007, resulted in a decrease to our quarterly adjusted EBITDA of $4.1 million. Year to date, adjusted EBITDA decreased by $9.6 million as the Canadian dollar relative to the U.S. dollar was on average eleven cents higher than the levels recorded in the first six months of 2007.
Sales
Total sales for the three months ended June 30, 2008 were $111.4 million, $46.1 million less than in the second quarter of 2007. Year to date total sales were $199.9 million in 2008 compared to $292.6 million in 2007. The decrease is primarily attributable to a decrease in OSB shipment volume in combination with the decline in realized OSB prices.
OSB Sales
Total OSB sales of $90.3 million in the second quarter of 2008 were $41.7 million lower than sales of $132.0 million for the same period in 2007. $39.8 million of the decrease in OSB sales was due to reduced shipment volumes as our Cook facility and our jointly-owned High Level facility were closed for the entire quarter. The remainder of the decrease in OSB sales was the result of a 2% decline in realized sales prices.
OSB sales were $160.6 million in the first six months of 2008, a 34% decrease from OSB sales of $241.5 million in the first six months of 2007. Reduced OSB shipment volumes caused a 26% decrease in OSB sales and declines in average realized OSB prices led to an 8% decrease in OSB sales.
Specialty Overlaid Plywood and Other Products
Specialty overlaid plywood and other product sales of $21.2 million in the second quarter of 2008 were $4.3 million less than sales of $25.5 million during the same period in 2007. Realized sales prices dropped 12% compared to the second quarter of 2007 while plywood shipment volumes were down 1% as our Savona plywood facility reduced overall shifts.
For the six month period ended June 30, 2008, specialty overlaid plywood and other product sales were $39.4 million compared to $51.0 million in 2007. Plywood shipment volumes were down 11% as our Savona plywood facility reduced overall shifts and took market-related downtime in the first quarter of 2008. Realized sales prices dropped 10% compared to the first six months of 2007, further amplifying the decrease in sales.
Costs of Products Sold (Exclusive of Amortization)
Total costs of products sold were $91.9 million in the second quarter of 2008, representing a 45% decrease from the second quarter of 2007. Year to date costs of products sold were $202.3 million in 2008 compared to $306.3 million in 2007.
OSB Costs of Products Sold
In the second quarter of 2008, OSB costs of products sold were $70.5 million. Costs decreased by $71.8 million compared to the second quarter of 2007. A significant portion of this decrease was due to the reduction in total cost per unit shipped, which reduced OSB costs of products sold by $40.8 million compared to 2007. This decrease is the result of an $18.7 million recovery of logs previously written down (as required under GAAP adopted January 1, 2008 — see Changes in Accounting Policies) as well as the closures of Footner and Cook, two of our facilities with higher than average production costs. Resin and wax costs decreased at most locations as a result of cost reduction initiatives and a stronger Canadian dollar compared to the second quarter of 2007. Repairs and maintenance expenses for the period were also lower than 2007 as discretionary expenses and contractor costs were reduced. The decrease in costs was complemented by a reduction in volume sold, which reduced OSB costs of products sold by $31.1 million.
On a year to date basis, the costs of OSB products sold were $163.0 million compared to $258.5 million in 2007. This 37% reduction is attributable to volume reductions, representing a decrease to costs of products sold of $63.0 million, and cost reduction initiatives, representing a decrease to costs of products sold of $32.5 million.
Specialty Overlaid Plywood and Other Products
Costs of plywood and other products sold of $21.4 million were 10% lower than costs of $23.7 million in the second quarter of 2007. Reductions in per unit costs accounted for 9% of the decrease and shipment volume decreases led to a 1% decrease in costs of products sold.
Year to date, costs of plywood and other products sold were $39.3 million. This was a decrease of $8.5 million from the 2007 year to date costs of $47.8 million, due to a 7% decrease in per unit plywood production costs partially offset by an increase in production volume
Selling and Administration
Selling and administration expense of $7.3 million in the second quarter of 2008 was not significantly different from the second quarter of 2007. Year to date, selling and administration expense declined from $16.4 million in 2007 to $13.9 million in 2008 due to reductions in discretionary spending in areas such as travel, employee bonuses and other general spending.
Amortization of Capital Assets
Amortization expense of $11.6 million in the second quarter of 2008 was $7.9 million lower compared to the second quarter of 2007. Amortization expense for the year to date decreased from $34.7 million in 2007 to $22.8 million in 2008. Our OSB panel product mills are amortized using the units-of-production method and the amortization expense decreased as volumes decreased due to production curtailments.
Non-core Asset Disposals
On March 26, 2008, we completed the sale of an unused finger-joint lumber facility for net proceeds of $3.4 million. The carrying value of the facility as at December 31, 2007 was $0.7 million (December 31, 2006: $0.7 million). The sale was made as part of our strategy to enhance liquidity by monetizing non-core assets.
On June 25, 2008, the Company completed the sale of an electricity transmission line for proceeds of $2.8 million. The carrying value of the facility was $2.7 million and was included in OSB assets for the purpose of segmented disclosures.
Cost of Class Action Lawsuit
During the three-month and six-month period ended June 30, 2007, legal and professional fees of $2.2 million and $3.5 million, respectively, were recorded for our defence against a class action lawsuit alleging violation of U.S. anti-trust laws in relation to the pricing and supply of OSB.
In October 2007 and January 2008, we finalized settlement agreements with the direct and indirect purchaser plaintiffs in the OSB anti-trust litigation. Under the terms of the agreement with the direct plaintiffs, we paid $8.6 million (U.S.$8.6 million) into escrow to be distributed across the settlement class. Under the terms of the agreement with the indirect plaintiffs, we paid $1.3 million (U.S.$1.3 million) into escrow to be distributed across the settlement class. These settlement amounts, along with associated legal costs, were reflected in the Company’s results as at December 31, 2007. We received preliminary court approval of these settlements in March 2008 and subsequently received final court approval of the settlement with the indirect plaintiffs on July 17, 2008. We continue to believe the allegations against us in these claims are entirely without merit. The decision to enter into the settlement agreements was to avoid prolonged litigation.
Finance Expense
Finance expense incurred in the second quarter of 2008 of $25.9 million was $5.1 million higher than in the second quarter of 2007. This increase was primarily the result of additional costs incurred to source new financing. The increase was partially offset by a lower LIBOR rate in the second quarter of 2008 and the effect of the stronger Canadian dollar, as our interest payments in U.S. dollars were translated to Canadian dollars at a stronger exchange rate than in the second quarter of 2007.
Year to date, finance expense in 2008 of $46.9 million was $7.0 million higher than it was in 2007. The costs incurred to source new financing of $12.4 million in 2008 were partially offset by a lower LIBOR rate and the effect of a stronger Canadian dollar.
Other Income
Other income of $0.7 million in the second quarter of 2008 was $0.5 million lower than in the second quarter of 2007. This decrease was primarily due to lower interest income earned on cash balances.
Year to date, other income of $1.8 million in 2008 was $1.1 million lower than 2007. The decrease of $1.4 million in interest income earned was partially offset by an increase of $0.3 million in other income earned.
Foreign Exchange on Long-term Debt
The unrealized foreign exchange gain on long-term debt in the second quarter of 2008 was $6.8 million compared to a gain of $79.6 million in the second quarter 2007. At June 30, 2008, the Canadian dollar relative to the U.S. dollar was slightly stronger than at March 31, 2008, resulting in a modest foreign exchange gain on the revaluation of our long-term debt in Canadian dollars. On a year to date basis, the $29.3 million foreign exchange loss on long-term debt was caused by a 3% decline in the Canadian dollar against the U.S. dollar at June 30, 2008 compared to December 31, 2007.
Income Taxes
Income tax expense in the second quarter of 2008 was $15.6 million compared to income tax recovery of $11.5 million in the second quarter of 2007. Year to date, the income tax expense recorded in 2008 was $11.9 million on loss before income taxes of $110.5 million, compared to $30.0 million in income tax recovery on loss before income taxes of $24.8 million for the same period in 2007. In the second quarter of 2008 the Company refiled certain Canadian tax returns in order to recover provincial taxes previously paid. This resulted in the use of approximately $70.7 million of Canadian tax losses for which a future tax benefit was previously recorded, and expiry of $15.6 million of investment tax credits. As a result the Company recorded $7.8 million of income taxes recoverable and a provision for the realization of previously benefited future tax assets of $21.3 million. The income tax expense in the period resulted from the difference between the tax rate at which these losses were previously benefited and the tax rate at which they were realized.
In the first quarter of 2008 we determined that, in light of poor OSB demand, continued operating losses and a bleak market outlook for 2008 and 2009, the future income tax benefit of Canadian tax losses and U.S. tax losses incurred since the first quarter of 2008 and the fourth quarter of 2007 respectively should not be recognized. This, along with certain permanent differences, such as the non-taxable portion of the foreign exchange loss on our U.S. debt, had a further impact on our effective tax rate.

Liquidity and Capital Resources
As of June 30, 2008, our adjusted working capital was $58.8 million, compared to $124.7 million as at December 31, 2007. We have presented adjusted working capital as we believe that it provides investors with a basis to evaluate our ability to fund operations and capital expenditures. Adjusted working capital is a non-GAAP measure, calculated as follows:

(in millions)	2008	2007

Current assets	$139.7	$183.9
Current portion of future income tax assets	(0.7)	(0.6)
Restricted cash	(7.0)	(7.1)
Current liabilities	(93.5)	(75.2)
Current portion of future income tax liabilities	20.3	23.7

Adjusted working capital	$58.8	$124.7

The decrease in adjusted working capital was primarily due to operating losses created by poor OSB market conditions, which resulted in an overall use of working capital to finance operations through the first six months of 2008.

(in millions)	Q2-08	Q2-07	2008	2007

Cash provided by (used in) operating activities	$0.4	$4.5	$(40.1)	$(44.6)
Cash (used in) provided by financing activities	(3.8)	107.5	(5.9)	105.9
Cash provided by (used in) investing activities	4.9	(10.8)	4.8	28.2
Additions to capital assets	0.9	14.4	4.1	56.0
Cash provided by operations for the quarter was $0.4 million compared to $4.5 million in the second quarter of 2007. This change was due to the decrease in cash generated by working capital partially offset by an increase in earnings adjusted for non-cash items. Cash generated by working capital in the second quarter of 2008 was $6.9 million compared to $45.8 million the second quarter of 2007. Cash inflows from accounts receivable, inventory, prepaid expenses and income taxes receivable were lower than in the second quarter of 2007, which was partially offset by the accrual of interest payable on the senior notes as at June 30, 2008. For the year to date, cash used in operating activities was $40.1 million in 2008 compared to $44.6 million in 2007. The increase in operating earnings was partially offset by a decrease in cash generated by working capital.
Cash used in financing activities for the second quarter of 2008 was $3.8 million compared to cash provided by financing activities of $107.5 million in the second quarter of 2007. In the second quarter of 2007 we secured term loan financing of $109.8 million.
In the second quarter of 2008, cash provided by investing activities was $4.9 million compared to cash used in investing activities of $10.8 million in the same period of 2007. This change is primarily due to reduced capital asset additions, proceeds on the sale of an electricity transmission line ($2.8 million) and settlement of a warranty holdback claim related to the 2004 purchase of Voyageur Panel Ltd. ($2.9 million). Year to date, cash provided by investing activities of $4.8 million in 2008 was $23.4 million less than cash provided by investing activities in the first six months of 2007. This change is primarily due to the decline in cash, as short-term investments were redeemed to fund operations in the first quarter of 2007. Restricted cash decreased in the first six months of 2007 upon payment of capital expenditures on the Grande Prairie expansion project and release of the related letters of credit.
Cash additions to capital assets were $0.9 million in the second quarter of 2008, $13.5 million lower than the same period in 2007. For the first six months of 2008, cash additions to capital assets were $4.1 million compared to $56.0 million in 2007. Capital spending was lower than in the prior year as we limited capital spending at all of our mills and halted construction on the Grande Prairie expansion project to preserve liquidity in an environment of reduced market demand and rapidly escalating construction labour and material costs. At June 30, 2008, we have accrued payments of $3.7 million for the Grande Prairie expansion and we are further committed to purchase machinery, equipment and electrical engineering services totaling approximately $5.4 million payable over the next two years. Any discretionary capital expenditures, including the expansion of Grande Prairie, have been put on hold until market conditions improve.
On February 15, 2008 we announced that we had commenced an exchange offer for our senior notes and a consent solicitation from holders of senior notes to certain amendments to the respective indentures governing such notes. On March 15, 2008 we announced that the exchange offer and consent solicitation had expired without any notes being exchanged thereunder.
Under the terms of our U.S.$42.3 million equipment financing facility, if our liquidity falls below U.S.$75.0 million, the lender may require us to prepay interest for a period of twelve months. At December 31, 2007 our liquidity for the purpose of this financing facility was $73.1 million (U.S.$73.8 million). On March 26, 2008, we received a prepayment notification from the lender requiring payment of $2.6 million (U.S.$2.5 million) interest, which was paid during the second quarter.
The Company did not make scheduled interest payments of $25.0 million at June 30, 2008. Pursuant to the terms of the related indenture, the Company has up to 30 days after such interest payment is due to make such payment. Under the terms of the proposed recapitalization, such interest obligations are to be settled.
The consolidated financial statements are presented in accordance with Canadian GAAP on the assumption that the Company continues as a going concern. The going concern basis of presentation assumes that the Company will continue operations for the foreseeable future and will be able to realize assets and discharge liabilities and commitments in the normal course of business. If the going concern assumption was not appropriate for these financial statements, adjustments would have to be made to the carrying value of assets and liabilities, reported revenues and expenses and balance sheet classifications.
There is reasonable doubt as to the appropriateness of using the going concern assumption because of our current liquidity position and our forecasted operating cash flows and capital requirements for the next twelve months. The decline in demand for OSB in the U.S. residential housing market and the significant appreciation of the Canadian dollar against the U.S. dollar led to negative operating margins. The ability of the Company to continue as a going concern is dependant upon obtaining additional financing or refinancing our capital structure and, ultimately, achieving profitable operations.
On June 17, 2008 the Company announced a proposed recapitalization transaction to help reduce liquidity risks. The recapitalization is intended to significantly reduce long-term debt and annual interest expense, and inject additional cash in the Company. Management believes that the debt reduction and capital infusion will improve the Company’s ability to manage its liquidity and the effects of the ongoing downturn in the U.S. housing market. In the event that this transaction is not approved by the Courts, the Company may not be able to continue as a going concern.
Recapitalization
The following is the summary of the key elements for the recapitalization transaction (the “Recapitalization”) proposed by the Company:
All of the current outstanding common shares of Ainsworth (the “Existing Common Shares”) will be cancelled and new common shares in the recapitalized Ainsworth will be issued (the “New Common Shares”), as described below.
Treatment of Existing Unsecured Notes
All of the senior unsecured notes issued by Ainsworth and listed below (the “Existing Notes”) will be affected by the Recapitalization:
Senior Unsecured Floating Rate Notes due October 1, 2010

7.25% Senior Unsecured Notes due October 1, 2012
Senior Unsecured Floating Rate Notes due April 1, 2013
6.75% Senior Unsecured Notes due March 15, 2014
6.75% Senior Unsecured Notes due March 15, 2014
Each holder of Existing Notes (the “Noteholders”) will receive, in full and complete satisfaction of its Existing Notes, the following:
a)	Such Noteholder’s pro rata share (based on the face amount of Existing Notes it holds) of U.S.$150 million aggregate principal amount of new 11% senior unsecured notes due 2015 (the “New Rollover Notes”);

b)	For those Noteholders that are eligible under applicable securities laws, the right to subscribe to an offering of U.S.$200 million aggregate principal amount of new senior unsecured notes (the “New Notes”). HBK Master Fund L.P., Tricap Partners II L.P and Barclays Bank PLC (the “Initial Backstop Parties”) and certain additional holders of Existing Notes have agreed to backstop (the “Backstop”) the offering of the New Notes. The right to participate in the Backstop will be open to all Existing Noteholders that are eligible under applicable securities laws to purchase New Notes.

The New Notes and the New Rollover Notes will contain identical economic terms, including that interest thereon will be payable 6% in cash, plus 5% payment-in-kind.

c)	Payment in cash of all unpaid but accrued interest in respect of the Existing Notes as at March 31, 2008, to the extent not already paid; and

d)	Such Noteholder’s pro rata share of up to 96% of the New Common Shares (based on the face amount of Existing Notes it holds), on a fully diluted basis: 46% will be allocated pro rata, based on the amount of Existing Notes held, to all Noteholders; 35% will be allocated pro rata, based on the number of New Notes subscribed for, to Noteholders that have acquired New Notes; 10% will be allocated to those Noteholders that have agreed to participate in the Backstop; and 5% will be allocated to the Initial Backstop Parties.
Accordingly, pursuant to the Recapitalization, for every U.S.$1,000,000 of face value of Existing Notes held by a Noteholder, such Noteholder will be entitled to receive (i) approximately U.S.$182,000 in principal amount of New Rollover Notes and (ii) its pro rata share of up to 96% of the New Common Shares, as described above. In addition, if such Noteholder qualifies under applicable securities laws, they will also be able to (i) purchase no more than approximately U.S.$242,700 in principal amount of New Notes and (ii) subject to participation in the Backstop, purchase a pro rata share of any unsubscribed New Notes.
As at July 18, 2008, U.S.$200 million of New Notes had been subscribed for.
Support Agreements
HBK Master Fund L.P., Tricap Partners II L.P and Barclays Bank PLC and certain other Existing Noteholders (the “Consenting Noteholders”) have executed a support agreement (the “Noteholder Support Agreement”) with Ainsworth whereby they have agreed to vote in favor of and support the Recapitalization. The Consenting Noteholders hold in excess of U.S.$655 million of Existing Notes. The Company has also entered into support agreements (“Shareholder Support Agreements”) with the holders of a majority of the Existing Common Shares of the Company (the “Shareholders”) under which they have agreed to vote in favour of and support the Recapitalization. Ainsworth will continue to solicit and obtain additional Noteholder and Shareholder support for the Recapitalization.
In addition, the Company has reached an agreement with the holders of a majority in aggregate principal amount of the Company’s 2007 secured term loan facility to amend and restate the terms of such facility in connection with the Recapitalization.

Treatment of Existing Common Shares
All Existing Common Shares will be cancelled. Holders of Existing Common Shares will receive their pro rata share of:
a)	4% of New Common Shares; and

b)	cashless warrants to receive additional New Common Shares representing 8% of the New Common Shares, on a fully diluted basis, if the Company’s equity market capitalization exceeds U.S.$1.2 billion within five years of the date of the Recapitalization or, if such market capitalization is not met within the five-year period, additional New Common Shares representing 0.02% of the New Common Shares on a Fully Diluted Basis.
Implementation Process
Ainsworth will hold separate Noteholder and shareholder meetings on July 24, 2008 in Vancouver, British Columbia to obtain the required approvals for certain steps necessary to implement the Recapitalization transaction, including approval by the Noteholders of a Plan of Arrangement under the Canada Business Corporations Act (the “CBCA”). Details of the Recapitalization were provided in an information circular dated June 24, 2008 distributed to Noteholders and existing shareholders. In addition to Noteholder and shareholder approvals, implementation of the Plan of Arrangement is subject to final approval of the Court and receipt of all necessary regulatory and stock exchange approvals.
The proposed Recapitalization is expected to result in a substantial realignment of our equity and non-equity interests, such that virtually all of the equity interests are acquired by non-equity interests. For financial accounting purposes, this reorganization creates, in substance, a “new reporting entity” and a need for “fresh start” accounting, establishing a new cost basis for the continuing entity. Under fresh start accounting, Ainsworth is required to assess the fair value of identifiable assets and liabilities, whether or not previously recorded.
Carrying Value of Long-Lived Assets and Goodwill
At December 31, 2007 we performed impairment tests on the remaining carrying value of goodwill, intangible assets and OSB facilities. As a result of these tests, we recorded impairment charges for certain of these assets. At June 30, 2008, management believes that there has not been a substantial change in events or circumstances indicating that carrying values may not be recoverable. However, should the markets for our products deteriorate to levels significantly below current forecasts, should capital not be available to fund operations or expenditures, or should our proposed recapitalization result in material changes to our capital structure and operations or be unsuccessful, further impairment charges may be required. From time to time we also review possible dispositions of various capital assets in light of current and anticipated economic and industry conditions, our financing and strategic plan and other relevant factors. As a result, we may be required to record impairment charges in connection with any decision to close or dispose of such assets.
Off-Balance Sheet Arrangements
As at June 30, 2008, we did not have any significant off-balance sheet arrangements other than letters of credit in the amount of $7.0 million ($7.1 million at December 31, 2007), for which cash has been pledged as collateral, and our co-venturer’s share of the accounts payable and accrued liabilities of our High Level project in the amount of $81 thousand ($1.8 million at December 31, 2007). By agreement with the co-venturer, if the co-venturer does not pay its share of accounts payable and accrued liabilities, we may pay such amounts and recover them from the co-venturer’s share of production. We do not believe that we have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or resources that is material to investors.

Contingencies
In February and March 2006, we were named as a defendant, along with seven other North American OSB producers, in several lawsuits alleging violation of U.S. anti-trust laws in relation to the pricing and supply of OSB from mid-2002 to the present. On August 3, 2007, the Court granted the direct purchaser plaintiffs’ class certification motion and granted in part and denied in part the indirect purchaser plaintiffs’ class certification motion. Subsequent to the end of the third quarter, we finalized a settlement agreement, with the direct purchaser plaintiffs. Under the terms of the agreement, we paid $8.6 million (U.S.$8.6 million) into escrow to be distributed across the settlement class. In January 2008, the Company finalized a settlement agreement with the indirect purchaser plaintiffs. Under the terms of the agreement, the Company paid $1.3 million (U.S.$1.3 million) into escrow to be distributed across the settlement class. These settlement amounts, along with associated legal costs, were reflected in the Company’s results as at December 31, 2007. We received preliminary court approval of these settlements in March 2008 and subsequently received final court approval of the settlement with the indirect plaintiffs on July 17, 2008. The Company continues to believe the allegations against it in these claims are entirely without merit. The decision to enter into the settlement agreement was solely an attempt to avoid prolonged litigation.
In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at June 30, 2008 cannot be predicted with certainty, the Company believes the resolution will not have a material effect on the Company’s financial position, results of operations or cash flows.
Related Party Transactions
During the quarter, the Company paid $42 thousand (2007: $30 thousand) to a company owned by officers of the Company for rental charges relating to mobile forestry and transportation equipment. The Company paid $84 thousand in the six months ending June 30, 2008 (2007: $60 thousand). During the quarter, the Company sold two vehicles and two trailers to a director and officer of the company for $28 thousand. The Company also sold plywood and a laptop computer totaling $7 thousand to an officer of the Company. These transactions were conducted on normal commercial terms and prices. At June 30, 2008 $7 thousand was due from an officer of the Company.

Quarterly Comparative Financial Information

(in millions, except per share data, unless otherwise noted)	Q2-08	Q1-08	Q4-07	Q3-07	Q2-07	Q1-07	Q4-06	Q3-06

Sales and earnings (loss)
Sales	$111.4	$88.5	$100.8	$150.8	$157.5	$135.0	$119.2	$181.1
Operating earnings (loss)	0.8	(38.0)	(175.6)	(45.0)	(37.8)	(30.8)	(53.8)	(106.7)
Foreign exchange gain (loss) on long-term debt	6.8	(36.1)	3.1	69.1	79.6	9.4	(43.5)	(1.2)
Net (loss) income	(34.2)	(88.2)	(184.5)	(37.2)	27.9	(22.8)	(78.1)	(77.5)
(Loss) earnings per share	(2.33)	(6.02)	(12.59)	(2.54)	1.91	(1.55)	(5.33)	(5.29)

Balance sheet
Total assets	1,040.7	1,050.5	1,100.6	1,331.2	1,459.0	1,435.9	1,504.2	1,532.0
Total long-term debt (1)	1,001.4	1,011.7	977.4	982.3	1,053.9	1,025.7	1,038.1	984.4
Common shares (2)	55.8	55.8	55.8	55.8	55.8	55.8	55.8	55.8
Retained (deficit) earnings	(66.2)	(32.0)	62.7	247.2	284.3	256.4	295.0	373.1
Cash dividends declared: $ per share	—	—	—	—	—	—	—	—

Cash provided by (used in) operating activities	0.4	(40.5)	(64.2)	(18.6)	4.5	(49.1)	(63.9)	16.6

Key statistics
OSB shipments (mmsf 3/8”)	485.6	409.8	459.5	642.2	699.6	541.7	480.1	732.8
Average OSB price ($/msf)	185.9	171.5	172.4	198.7	188.7	202.2	205.1	211.5

(1)	Total long-term debt includes the current portion of long-term debt.

(2)	At July 23, 2008, the Company had 14,649,140 issued common shares.
OSB demand and product pricing was the main factor causing fluctuations in our sales over the past eight quarters. Sales prices steadily decreased in 2006 and remained low throughout 2007 and the first half of 2008, causing a decline in operating earnings, adjusted EBITDA and net income. During the first six months of 2008 we have not recorded the future income tax benefits of our Canadian tax losses due to continued poor OSB market conditions. In addition, we applied certain Canadian tax losses to prior taxation years. In combination, these factors significantly increased income tax expense in the first half of 2008, further increasing the net loss for the period. Net loss also fluctuated based on the strength of the Canadian dollar relative to the U.S. dollar as a result of unrealized foreign exchange loss on long-term debt. The strength of the Canadian dollar relative to the U.S. dollar throughout 2007 resulted in significant unrealized foreign exchange gains on our long-term debt in 2007, which reduced our net loss. In the fourth quarter of 2007, we recorded an $80.8 million write-down of capital assets, a $3.6 million impairment of intangible assets, a $51.0 million impairment of goodwill, a $1.3 million legal settlement and a $44.4 million tax valuation allowance. Net loss in the third quarter of 2007 was also impacted by a $52.1 million tax valuation allowance, an $8.6 million charge related to a legal settlement and an $8.6 million impairment of intangible assets. In the third quarter of 2006, we permanently closed an unprofitable production line and recognized related expenses and charges of $59.7 million in the period. OSB shipment volumes have varied in the past eight quarters depending on market-related production curtailments. Production curtailments are in effect at the following OSB facilities: Grand Rapids (since the fourth quarter of 2006), Cook (production was curtailed in the fourth quarter of 2006 and first quarter of 2007, as well as first quarter of 2008), High Level (first quarter of 2008).

Segmented Information
Our OSB and plywood product lines are reportable segments. Sales and costs of products sold are discussed by product segment elsewhere in this document.
Our geographic distribution of sales was as follows:

(in millions)	Q2-08	Q2-07	2008	2007

United States	$79.6	$124.4	$142.4	$227.1
Canada	14.4	16.0	24.7	32.8
Overseas	17.4	17.1	32.8	32.7

	$111.4	$157.5	$199.9	$292.6

Capital assets attributed to countries based on location were as follows:

(in millions)	2008	2007

Canada	$598.2	$620.4
United States	213.0	209.7

	$811.2	$830.1

Goodwill of $51,970 (2007: $51,970) is attributable to the acquisition of Voyageur Panel Canada Limited which is located in Canada.
Significant Accounting Estimates and Judgments
Management has made certain judgments and estimates that affect the reported amounts and other disclosures in our financial statements. We have not made any changes in accounting policies since December 31, 2007 except as noted below.
Changes in Accounting Policies
Effective January 1, 2008 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for capital disclosures, inventories and financial instruments presentation and disclosure.
Section 1535 — Capital Disclosures
This section establishes standards for disclosures about an entity’s capital and how it is managed. Under this standard, the Company is required to disclose qualitative information about its objectives, policies and processes for managing capital; to disclose quantitative data about it regards as capital; and to disclose whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.
Section 3031 — Inventories
The Company has applied Section 3031 on a prospective basis, with opening inventory adjustments recorded against opening retained earnings. Under the new requirements, inventory must be valued at the lower of cost and net realizable value. Inventory write-downs may be reversed (to the extent of the original write-down) if circumstances change in subsequent periods. In times of fluctuating OSB prices, write-downs and recoveries thereof may be material. Cost of panel products is defined as all costs that relate to bringing the inventory to its present location and condition under normal operating conditions and includes manufacturing costs, such as raw materials, labour and production overhead and amortization costs. Inventory cost is determined using the three month weighted average cost of production. Cost of logs is defined as all costs that relate to purchasing, harvesting and delivery of the logs to their present location, including labour, overhead and amortization. Materials, supplies and consumable spares are valued at the lower of cost and replacement cost, which approximates net realizable value, and are expensed when introduced into the production process. At January 1, 2008, capital spares of $1.2 million have been reclassified to capital assets and are amortized over the estimated remaining life of the related mill. The adjustment to opening inventory and retained earnings on adoption of Section 3031 was $6.5 million, net of tax of $1.2 million.
Section 3862 — Financial Instruments — Disclosures
This section requires entities to provide disclosure of quantitative and qualitative information that enables users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks.
Section 3863 — Financial Instruments — Presentation
This section establishes standards for presentation of financial instruments and non-financial derivatives.
Significant Accounting Estimates and Judgments
Valuation of Inventory. We closely monitor conditions that could impact valuation of inventories or otherwise impair our assets. Inventories of logs and panel products are valued at the lower of average cost and net realizable value. Effective January 1, 2008, net realizable value of logs is determined based on estimated OSB selling prices less estimated costs of conversion. We base our estimate of selling price on sales orders that exist at balance sheet reporting dates and management’s estimate for forecasted sales prices based on supply, demand and industry trends. Prices fluctuate over time and it is probable that market values at the time of eventual sale will differ from our estimates. During the three-month period and the six-month period ended June 30, 2008, log inventory write-down recoveries of $18.7 million and $11.2 million, and panel product inventory write-down recoveries of $1.6 million and $1.1 million were recorded, respectively.
Loss Contingencies. Our estimates of loss contingencies for legal proceedings and product warranty claims are based on various judgments and assumptions regarding the potential resolution or disposition of the underlying claims and associated costs.
Valuation of Long-Lived Assets. On an annual basis, we review the long-lived assets held and used by us (primarily property, plant and equipment, construction in progress and timber and logging roads) for impairment. Where changes, events or circumstances indicate that the assets may be impaired, additional reviews are undertaken. Assessing the valuation of the affected assets requires us to make judgments, assumptions and estimates. In general, write-downs for impairment are recognized when the book values exceed our estimate of the undiscounted future net cash flows associated with the related assets. We recorded a write-down of $80.8 million in 2007 related to the Grand Rapids OSB facility.
Management currently believes we have adequate support for the carrying value of our long-lived assets based on the anticipated cash flows that result from our estimates of future demand, pricing and production costs, and assuming certain levels of planned capital expenditures. However, should the markets for our products deteriorate to levels significantly below current forecasts or should capital not be available to fund operations or expenditures, it is possible that we will be required to record further impairment charges. From time to time we also review possible dispositions of various capital assets in light of current and anticipated economic and industry conditions, our financing and strategic plan and other relevant factors. As a result, we may be required to record further impairment charges in connection with any decision to close or dispose of such assets.
Amortization. Amortization of property, plant and equipment is principally based on the units of production method where the cost of equipment is amortized over the estimated units that will be produced during a conservative estimate of its useful life.
Goodwill. Goodwill and other intangible assets that are deemed to have an indefinite life are tested for impairment on an annual basis, and otherwise when indicators of impairment are determined to exist, by applying a fair value based test. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgments at many points during the analysis. In testing for potential impairment, the estimated fair value of the reporting unit, as determined based upon cash flow forecasts, is compared to the book value of the reporting unit. The key assumptions in estimating these cash flows include future production volumes and pricing of commodity products and future estimates of expenses to be incurred. Our assumptions regarding pricing are based upon the average pricing over the commodity cycle due to the inherent volatility of commodity product pricing. These prices are estimated from information gathered from industry research firms, research reports published by investment analysts and other published forecasts. Our estimates of expenses are based upon our long-range internal planning models and our expectation that we will continue to reduce product costs to offset inflationary impacts. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of assets in these circumstances, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates of the related impairment charges, if any, are subject to substantial uncertainties and, as additional information becomes known, we may change our estimates significantly. We recorded an impairment of goodwill of $51.0 million in 2007.
Employee Benefit Plans. Most of our Canadian employees and U.S. employees participate in defined benefit pension plans sponsored by the Company. We account for the consequences of our sponsorship of these plans in accordance with accounting principles generally accepted in Canada and the U.S., which require us to make actuarial assumptions that are used to calculate the related assets, liabilities and expenses recorded in our financial statements. While we believe we have a reasonable basis for these assumptions, which include assumptions regarding long-term rates of return on plan assets, life expectancies, rates of increase in salary levels, rates at which future values should be discounted to determine present values and other matters, the amounts of our pension related assets, liabilities and expenses recorded in our financial statements would differ if we used other assumptions.
Reforestation Obligation. Timber is harvested under various licenses issued by the Provinces of British Columbia and Alberta, which include future requirements for reforestation. The future estimated reforestation obligation is accrued and charged to earnings on the basis of the volume of timber cut. The estimates of reforestation obligation are based upon various judgments, assumptions. Both the precision and reliability of such estimates are subject to uncertainties and, as additional information becomes known, these estimates are subject to change.
Future Income Tax Assets and Liabilities. We record future income tax assets including the potential tax benefit of operating loss carry-forwards and future income tax liabilities. The amounts that we record for these assets and liabilities are based upon various judgments, assumptions and estimates, including judgments regarding the tax rates that will be applicable to the future income tax amounts, the likelihood that we will generate sufficient taxable income or gain to utilize future income tax assets. Due to the numerous variables associated with our judgments, assumptions and estimates relating to the valuation of our future income tax assets and liabilities, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainties and, as additional information becomes known, we may change our estimates.
New Accounting Pronouncements
International Financial Reporting Standards
On February 13, 2008, the Canadian Accounting Standards Board confirmed that International Financial Reporting Standards will replace Canada’s current generally accepted accounting principles for publicly accountable profit-oriented enterprises for interim and annual financial statements effective January 1, 2011. The Company is presently considering the effect these standards will have on its financial statements.
Changes in Internal Control over Financial Reporting
During the three month period ended June 30, 2008 and to the date of this filing, management of the Company has been substantially focused on strategic alternatives to improve capital structure and enhance liquidity, including refinancing debt, non-core asset sales and cost reduction initiatives. On June 17, 2008 the Company announced a proposed recapitalization plan. Certain senior management are to be terminated as a result of this plan. As a result, during the period ended June 30, 2008 and to the date of this filing, certain members of the executive management have not been engaged in the oversight of entity level controls and the control environment over financial reporting. Other than the impact on the company’s control environment described above no changes were made in our internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Disclosure Controls and Procedures and Internal Controls over Financial Reporting
Disclosure controls and procedures are designed to provide reasonable, but not absolute assurance that all necessary information is reported to the CEO and CFO on a timely basis to ensure that the necessary decisions can be made regarding annual and interim financial statement disclosure.
An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted by management as at June 30, 2008. Despite the level of engagement of senior management resulting from the recapitalization plan, management believes it has designed and implemented effective compensating controls and procedures. The certifying officers have evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2008, and concluded that such controls and procedures are effective.
Management has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of the financial reporting and preparation of our consolidated financial statements in accordance with Canadian GAAP. However, because of inherent limitations in all control systems, absolute assurance cannot be provided that all misstatements have been detected.
Forward-looking statements in this interim report to shareholders relating to strategic alternatives and projected liquidity and to the Company’s expectations regarding OSB demand and pricing are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, the future demand for, and sales volumes of, the Company’s products, future production volumes, efficiencies and operating costs, increases or decreases in the prices of the Company’s products, the Company’s future stability and growth prospects, the Company’s future profitability and capital needs, including capital expenditures, and the outlook for and other future developments in the Company’s affairs or in the industries in which the Company participates and factors detailed from time to time in the Company’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

AINSWORTHLUMBER CO. LTD.
Other Information
Unaudited

	June 30, 2008	December 31, 2007
Selected Balance Sheet Items ($000’s)
Cash	$28,389	$69,627
Short-term investments	886	835
Restricted cash	6,975	7,104
Adjusted working capital (Note 1)	58,909	124,643
Total assets	1,040,735	1,100,619
Total debt	1,001,403	977,372
Shareholders’ (deficiency) equity	(110,357)	12,739

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Reconciliation of Net Loss to Adjusted EBITDA ($000’s)
Net (Loss) Income	$(34,202)	$27,942	$(122,385)	$5,176
Add: Amortization of capital assets	11,614	19,534	22,835	34,673
Write-off of capital assets	—	—	837	—
(Gain) loss on disposal of capital assets	(374)	46	(3,124)	307
Cost of class action lawsuit	172	2,170	318	3,421
Finance expense	25,871	20,822	46,944	39,865
Income tax recovery	15,555	(11,527)	11,900	(30,008)
Foreign exchange loss (gain) on long-term debt	(6,811)	(79,615)	29,270	(89,049)
Other foreign exchange (gain) loss	1,093	2,203	(2,566)	4,222
Realized currency translation adjustment	—	3,597	1,465	4,167

Adjusted EBITDA (Note 2)	$12,918	$(14,828)	$(14,506)	$(27,226)

Product Sales ($000’s)
OSB	$90,278	$132,010	$160,559	$241,543
Plywood and Other	21,150	25,521	39,377	51,023

	$111,428	$157,531	$199,936	$292,566

Geographic Sales Distribution ($000’s)
USA	$79,600	$124,413	$142,415	$227,084
Canada	14,427	15,987	24,744	32,790
Overseas	17,401	17,131	32,777	32,692

	$111,428	$157,531	$199,936	$292,566

Product Shipment Volumes
OSB (msf-3/8”)	485,618	699,645	895,370	1,241,353
Plywood (msf-3/8”)	36,590	36,860	66,510	75,363
Veneer (msf-3/8”)	8,314	8,863	15,058	15,176

Production Volumes
OSB (msf-3/8”)	480,056	675,263	889,514	1,226,449
Plywood (msf-3/8”)	31,021	35,268	60,542	72,950
Veneer (msf-3/8”) (Note 3)	42,311	46,506	83,309	94,100

Note 1: Adjusted working capital is a non-GAAP financial measure defined as working capital (GAAP) excluding future income taxes and restricted cash.
Note 2: Adjusted EBITDA, a non-GAAP financial measure, is defined as sales less costs of products sold and selling and administrative expense plus other income.
Note 3: Includes transfer volumes to Savona (for plywood production).

About Ainsworth

Ainsworth Lumber Co. Ltd. is a leading Canadian forest products company, with a 50-year reputation for quality products and unsurpassed customer service. The company has operations in Canada and the United States. In Alberta, the company’s operations include an oriented strand board (OSB) plant at Grande Prairie and a one-half interest in the Footner OSB plant at High Level. In British Columbia, the company’s operations include an OSB plant at 100 Mile House, a veneer plant at Lillooet, and a plywood plant at Savona. In Ontario, the company’s operations include an OSB plant at Barwick. In Minnesota, the company’s operations include OSB plants in Bemidji, Cook and Grand Rapids. The company’s facilities have a total annual capacity of 3.1 billion square feet (3/8” basis) of OSB, 156 million square feet (3/8” basis) of specialty overlaid plywood, and 200 million square feet (3/8” basis) of veneer.
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200

Investor Relations Contacts:

Robert Allen
Chief Financial Officer
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: robert.allen@ainsworth.ca

Or

Bruce Rose
General Manager, Corporate Development
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: bruce.rose@ainsworth.ca

Common shares of
Ainsworth Lumber Co. Ltd.
are traded on the
Toronto Stock Exchange
under the symbol: ANS

Visit our web-site: www.ainsworth.ca

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Balance Sheets
(In thousands of Canadian dollars)
(Unaudited)

	June 30	December 31
	2008	2007

ASSETS

Current Assets
Cash and cash equivalents	$28,389	$69,627
Short-term investments	886	835
Accounts receivable, net of allowance for doubtful accounts of $22 (2007: $40)	28,821	21,537
Inventories (Note 4)	59,684	73,050
Income taxes receivable	4,845	—
Prepaid expenses	9,481	11,113
Restricted cash	6,975	7,104
Current portion of future income tax assets	653	635

	139,734	183,901
Capital Assets, Net	811,180	830,102
Other Assets	25,755	22,887
Future Income Tax Assets	12,096	11,759
Goodwill	51,970	51,970

	$1,040,735	$1,100,619

LIABILITIES AND SHAREHOLDERS’ (DEFICIENCY) EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$62,625	$38,790
Income taxes payable	—	2,607
Current portion of future income tax liabilities	20,327	23,682
Current portion of long-term debt	10,572	10,122

	93,524	75,201
Accrued Pension Benefit Liability	6,841	6,651
Reforestation Obligation	4,187	4,451
Long-term Debt	990,831	967,250
Future Income Tax Liabilities	55,709	34,327

	1,151,092	1,087,880
Going Concern (Note 1)
Commitments and Guarantees (Note 5)
Contingencies (Note 6)

SHAREHOLDERS’ (DEFICIENCY) EQUITY
Capital Stock	55,827	55,827
(Deficit) Retained Earnings	(66,155)	62,698
Accumulated Other Comprehensive Loss	(100,029)	(105,786)

	(110,357)	12,739

	$1,040,735	$1,100,619

     The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.
Approved by the Board:

Catherine Ainsworth	Allen Ainsworth
DIRECTOR	DIRECTOR

1

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Operations
(In thousands of Canadian dollars, except share and per share data)
(Unaudited)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Sales	$111,428	$157,531	$199,936	$292,566

Costs and Expenses
Costs of products sold (exclusive of amortization)	91,915	166,052	202,312	306,322
Selling and administration	7,286	7,522	13,941	16,387
Amortization of capital assets	11,614	19,534	22,835	34,673
(Gain) loss on disposal of capital assets (Note 7)	(374)	46	(3,124)	307
Write-off of capital assets	—	—	837	—
Cost of class action lawsuit (Note 6)	172	2,170	318	3,421

	110,613	195,324	237,119	361,110

Operating Earnings (Loss)	815	(37,793)	(37,183)	(68,544)

Finance Expense
Interest	16,247	17,925	33,866	36,968
Transaction costs (Note 8)	9,624	2,897	13,078	2,897

	25,871	20,822	46,944	39,865

Other Income	691	1,215	1,811	2,917
Foreign Exchange Gain (Loss) on Long-term Debt	6,811	79,615	(29,270)	89,049
Other Foreign Exchange (Loss) Gain	(1,093)	(2,203)	2,566	(4,222)
Realized Currency Translation Loss	—	(3,597)	(1,465)	(4,167)

(Loss) Income Before Income Taxes	(18,647)	16,415	(110,485)	(24,832)
Income Tax Expense (Recovery) (Note 10)	15,555	(11,527)	11,900	(30,008)

Net (Loss) Income	$(34,202)	$27,942	$(122,385)	$5,176

Basic and diluted (loss) earnings per common share	$(2.33)	$1.91	$(8.35)	$0.35

Weighted average number of common shares outstanding	14,649,140	14,649,140	14,649,140	14,649,140

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

2

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Comprehensive Loss
(In thousands of Canadian dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Net (Loss) Income	$(34,202)	$27,942	$(122,385)	$5,176

Other Comprehensive (Loss) Income
Unrealized (loss) gain on translation of self-sustaining foreign operations	(979)	(32,430)	4,292	(36,404)
Realized currency translation loss (reclassified to net income (loss))	—	3,597	1,465	4,167

	(979)	(28,833)	5,757	(32,237)

Comprehensive Loss	$(35,181)	$(891)	$(116,628)	$(27,061)

Interim Consolidated Statements of Changes in
Shareholders’ (Deficiency) Equity
(In thousands of Canadian dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Capital Stock	$55,827	$55,827	$55,827	$55,827

(Deficit) Retained Earnings
Beginning of period	(31,953)	256,387	62,698	279,153
Transitional adjustment on adoption of new accounting policies (Note 3)	—	—	(6,468)	—
Net (loss) income	(34,202)	27,942	(122,385)	5,176

	(66,155)	284,329	(66,155)	284,329

Accumulated Other Comprehensive Loss on Translation of Self- Sustaining Foreign Operations
Beginning of period	(99,050)	(60,126)	(105,786)	(56,722)
Net unrealized loss on translation of self-sustaining foreign operations in the period	(979)	(28,833)	5,757	(32,237)

	(100,029)	(88,959)	(100,029)	(88,959)

Total (Deficit) Retained Earnings and Accumulated Other Comprehensive Loss	(166,184)	195,370	(166,184)	195,370

Total Shareholders’ (Deficiency) Equity	$(110,357)	$251,197	$(110,357)	$251,197

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

3

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(34,202)	$27,942	$(122,385)	$5,176
Items not affecting cash
Amortization of capital assets	11,614	19,534	22,835	34,673
Non-cash portion of interest expense	340	341	674	813
Foreign exchange (gain) loss on long-term debt	(6,811)	(79,615)	29,270	(89,049)
(Gain) loss on disposal of capital assets	(374)	46	(3,124)	307
Write-off of capital assets	—	—	837	—
Change in non-current reforestation obligation	(194)	(166)	(264)	953
Future income taxes	23,065	(12,954)	19,233	(32,892)
Realized currency translation loss	—	3,597	1,465	4,167
Change in non-cash operating working capital (Note 12)	6,931	45,805	11,358	31,297

Cash provided by (used in) operating activities	369	4,530	(40,101)	(44,555)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of long-term debt	—	109,750	—	109,825
Repayment of long-term debt	(3,715)	(2,182)	(5,762)	(3,810)
Repayment of capital lease obligations	(75)	(76)	(150)	(157)

Cash (used in) provided by financing activities	(3,790)	107,492	(5,912)	105,858

CASH FLOWS FROM INVESTING ACTIVITIES
Short-term investments	(6)	—	(51)	35,029
Restricted cash	769	6,168	129	50,048
Additions to capital assets	(868)	(14,350)	(4,074)	(55,963)
Increase in other assets	(993)	(2,746)	(622)	(1,703)
Proceeds on disposal of capital assets	3,151	173	6,543	776
Settlement of warranty holdback (Note 13)	2,852	—	2,852	—

Cash provided by (used in) investing activities	4,905	(10,755)	4,777	28,187

Effect of foreign exchange rate changes on cash and cash equivalents	6	4	(2)	(21)

NET CASH INFLOW (OUTFLOW)	1,490	101,271	(41,238)	89,469
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	26,899	62,510	69,627	74,312

CASH AND CASH EQUIVALENTS, END OF PERIOD	$28,389	$163,781	$28,389	$163,781

SUPPLEMENTAL INFORMATION
Taxes paid	$105	$1,085	$165	$5,394

Interest paid	$4,626	$14,698	$12,852	$22,103

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

4

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and six month periods ended June 30, 2008 and 2007
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)
1.	GOING CONCERN

The unaudited interim consolidated financial statements are presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) on the assumption that the Company continues as a going concern. The going concern basis of presentation assumes that the Company will continue operations for the foreseeable future and will be able to realize assets and discharge liabilities and commitments in the normal course of business. If the going concern assumption was not appropriate for these financial statements, adjustments would have to be made to the carrying value of assets and liabilities, reported revenues and expenses and balance sheet classifications.

There is reasonable doubt about the appropriateness of using the going concern assumption because of the Company’s current liquidity position and forecasted operating cash flows and capital requirements for the next twelve months. The decline in demand for OSB in the U.S. residential housing market and the significant long-term appreciation of the Canadian dollar against the U.S. dollar led to negative operating margins.

On June 17, 2008 the Company announced a proposed recapitalization transaction. In the event that this transaction is not approved by the Shareholders, the Noteholders and the Court, the Company may not be able to continue as a going concern (Note 17).

2.	BASIS OF PRESENTATION

These unaudited interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and accordingly, should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2007. The Company’s accounting policies are in accordance with Canadian GAAP. These accounting policies are consistent with those outlined in the 2007 annual audited financial statements, except as noted in Note 3. In management’s opinion, these unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods.

3.	CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2008 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for capital disclosures, inventories and financial instruments presentation and disclosure.

Section 1535 — Capital Disclosures

This section establishes standards for disclosures about an entity’s capital and how it is managed. Under this standard, the Company is required to disclose qualitative information about its objectives, policies and processes for managing capital; to disclose quantitative data about what it regards as capital; and to disclose whether an entity has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

5

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and six month periods ended June 30, 2008 and 2007
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)
3.	CHANGES IN ACCOUNTING POLICIES (Continued)

Section 3031 — Inventories

The Company has applied Section 3031 on a prospective basis, with opening inventory adjustments recorded against opening retained earnings. Under the new requirements, inventory must be valued at the lower of cost and net realizable value. Inventory write-downs may be reversed (to the extent of the original write-down) if circumstances change in subsequent periods. Cost of panel products is defined as all costs that relate to bringing the inventory to its present location and condition under normal operating conditions and includes manufacturing costs, such as raw materials, labour and production overhead and amortization costs. Inventory cost is determined using the three month weighted average cost of production. Cost of logs is defined as all costs that relate to purchasing, harvesting and delivery of the logs to their present location, including labour, overhead and amortization. Materials, supplies and consumable spares are valued at the lower of cost and replacement cost, which approximates net realizable value, and are expensed when introduced into the production process. As at January 1, 2008, capital spares in the amount of $1.2 million have been reclassified to capital assets and are amortized over the estimated remaining life of the related mill. The adjustment to opening inventory and retained earnings on adoption of Section 3031 was $6.5 million, net of tax of $1.2 million.

Section 3862 — Financial Instruments — Disclosures

This section requires entities to provide disclosure of quantitative and qualitative information that enables users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks.

Section 3863 — Financial Instruments — Presentation

This section establishes standards for presentation of financial instruments and non-financial derivatives.

New Accounting Pronouncements

International Financial Reporting Standards

On February 13, 2008, the Canadian Accounting Standards Board confirmed that International Financial Reporting Standards will replace Canada’s current generally accepted accounting principles for publicly accountable profit-oriented enterprises for interim and annual financial statements effective January 1, 2011. The Company is presently considering the effect these standards will have on its financial statements.

4.	INVENTORIES

The carrying value of logs and panel products, valued at net realizable value, and materials, supplies and consumable spares valued at lower of cost and replacement cost, is set out in the following table:

	June 30	December 31
	2008	2007
Logs	$10,882	$21,124
Panel products	15,484	17,990
Materials and supplies	33,318	33,936

	$59,684	$73,050

6

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and six month periods ended June 30, 2008 and 2007
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)
4.	INVENTORIES (Continued)

During the three-month period and the six-month period ended June 30, 2008, log inventory write-down recoveries of $18,690 and $11,189, and panel product inventory write-down recoveries of $1,611 and $1,086 were recorded, respectively.

The carrying amount of inventories pledged as security for loans was $54,452 as at June 30, 2008 (December 31, 2007: $73,050).

5.	COMMITMENTS AND GUARANTEES

As part of the Grande Prairie expansion project, the Company has entered into agreements to purchase machinery, equipment, engineering and management support services which at June 30, 2008 totaled approximately $5,366 (December 31, 2007: $5,280). The terms of the contracts are varied and extend through 2009.

The Company has long-term purchase contracts with annual minimum volume commitments. All contracts are at market prices and on normal business terms.

The Company is a party to contracts in which it agrees to indemnify third parties for product liabilities that arise out of or relate to sales contracts. The Company cannot estimate the potential amount of future payments under these agreements until events arise that would trigger the liability.

6.	CONTINGENCIES

In 2006, the Company, along with other North American OSB producers, was named as a defendant in several lawsuits which alleged violations of United States anti-trust laws in relation to the pricing and supply of OSB from mid-2002 to the present. In October 2007, the Company finalized a settlement agreement with the direct purchaser plaintiffs. Under the terms of the agreement, the Company paid $8.6 million (U.S.$8.6 million) into escrow to be distributed across the settlement class. In January 2008, the Company finalized a settlement agreement with the indirect purchaser plaintiffs. Under the terms of the agreement, the Company paid $1.3 million (U.S.$1.3 million) into escrow to be distributed across the settlement class. These settlement amounts, along with associated legal costs, were reflected in the Company’s results as at December 31, 2007. The Company received preliminary court approval of these settlements in March 2008 and subsequently received final court approval of the settlement with the indirect plaintiffs on July 17, 2008. The Company continues to believe the allegations against it in these claims are entirely without merit. The decision to enter into the settlement agreements was to avoid prolonged litigation.

In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at June 30, 2008 cannot be predicted with certainty, the Company believes the resolution will not have a material effect on the Company’s financial position, results of operations or cash flows.

7.	NON-CORE ASSET DISPOSALS

On March 26, 2008, the Company completed the sale of an unused finger-joint lumber facility for net proceeds of $3.4 million. The carrying value of the facility was $650 and was previously included in Corporate assets for the purpose of segmented disclosures.

7

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and six month periods ended June 30, 2008 and 2007
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)
7.	NON-CORE ASSET DISPOSALS (Continued)

On June 25, 2008, the Company completed the sale of an electricity transmission line for proceeds of $2.8 million. The carrying value of the facility was $2.7 million and was included in OSB assets for the purpose of segmented disclosures.

8.	TRANSACTION COSTS

Transaction costs of $9.6 million in the three months ended June 30, 2008 represent professional fees and filing fees associated with the proposed recapitalization transaction. In the six months ended June 30, 2008, transaction costs relate to the recapitalization as well as the exchange offer and consent solicitation, which expired in March 2008. Transaction costs of $2.9 million in the three and six month periods ended June 30, 2007 were incurred on the issue of a U.S.$102.6 million secured term loan.

9.	PENSION EXPENSE

Pension expense related to the Company’s defined benefit plans was $1,654 for the three month period ended June 30, 2008 (2007: $1,756) and is estimated using assumptions consistent with those applied in the Company’s annual audited financial statements. For the six month period ended June 30, 2008, pension expense related to the Company’s defined benefit plans was $3,307 (2007: $3,595). Amortization of past service cost and the net actuarial gain is calculated in a manner consistent with that disclosed in the annual audited financial statements and is not considered significant to disclose separately. The Company made contributions of $1,028 in the three month period ended June 30, 2008 (2007: $Nil) and $2,718 in the six month period ended June 30, 2008 (2007: $Nil).

10.	INCOME TAX RECOVERY

In the second quarter of 2008 the Company refiled certain Canadian tax returns in order to recover provincial taxes previously paid. This resulted in the use of approximately $70.7 million of Canadian tax losses for which a future tax benefit was previously recorded, and expiry of $15.6 million of investment tax credits. As a result the Company recorded $7.8 million of income taxes recoverable and a provision for the realization of previously benefited future tax assets of $21.3 million. The income tax expense in the period resulted from the difference between the tax rate at which these losses were previously benefited and the tax rate at which they were realized.

In the first quarter of 2008 the Company determined that, in light of poor OSB market conditions, continued operating losses and a bleak market outlook for 2008 and 2009, the future income tax benefit of Canadian tax losses and U.S. tax losses incurred since the first quarter of 2008 and the fourth quarter of 2007 respectively should not be recognized. This, along with certain permanent differences, such as the non-taxable portion of the foreign exchange loss on the Company’s U.S. debt, had a further impact on the effective tax rate.

11.	RELATED PARTY TRANSACTIONS

During the quarter, the Company paid $42 (2007: $30) to a company owned by officers of the Company for rental charges relating to mobile forestry and transportation equipment. The Company paid $84 in the six months ending June 30, 2008 (2007: $60). During the quarter, the Company sold two vehicles and two trailers to a director and officer of the company for $28. The Company also sold plywood and a laptop computer totaling $7 to an officer of the Company. These transactions were conducted on normal commercial terms and prices. At June 30, 2008 $7 was due from an officer of the Company.

8

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and six month periods ended June 30, 2008 and 2007
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)
12.	CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Accounts receivable	$(6,670)	$4,022	$(9,361)	$(2,413)
Inventories	7,217	38,226	4,882	15,057
Income taxes receivable/payable	(7,094)	3,552	(7,450)	420
Prepaid expenses	(2,229)	(38)	(834)	1,048
Accounts payable and accrued liabilities	15,707	43	24,121	17,185

	$6,931	$45,805	$11,358	$31,297

13.	SETTLEMENT OF WARRANTY HOLDBACK

On April 10, 2008, the Company finalized a settlement of a claim under a warranty holdback relating to the Company’s purchase of Voyageur Panel Ltd. in May 2004. Under the terms of the settlement agreement, the Company received cash proceeds of $2.9 million. The settlement was recorded as a reduction of the related capital assets.

14.	SEGMENTED INFORMATION

	OSB	Plywood	Corporate	Consolidated

Three months ended June 30, 2008
Sales to external customers	$90,278	$21,150	$—	$111,428
Operating earnings (loss)	10,561	(1,078)	(8,668)	815

Three months ended June 30, 2007
Sales to external customers	$132,010	$25,521	$—	$157,531
Operating loss	(25,986)	(157)	(11,650)	(37,793)

Six months ended June 30, 2008
Sales to external customers	$160,560	$39,376	$—	$199,936
Operating loss	(21,038)	(1,316)	(14,829)	(37,183)

Six months ended June 30, 2007
Sales to external customers	$241,543	$51,023	$—	$292,566
Operating loss	(45,106)	(720)	(22,718)	(68,544)

Sales attributed to countries based on location of customer are as follows:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
United States	$79,600	$124,413	$142,415	$227,084
Canada	14,427	15,987	24,744	32,790
Overseas	17,401	17,131	32,777	32,692

	$111,428	$157,531	$199,936	$292,566

9

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and six month periods ended June 30, 2008 and 2007
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)
14.	SEGMENTED INFORMATION (Continued)

Capital assets attributed to countries based on location are as follows:

	June 30	December 31
	2008	2007
Canada	$598,174	$620,412
United States	213,006	209,690

	$811,180	$830,102

Goodwill of $51,970 (2007: $51,970) is attributable to the acquisition of Voyageur Panel Canada Limited which is located in Canada.

15.	MANAGEMENT OF CAPITAL

The Company defines capital as working capital, long-term debt and equity, as reflected in these interim financial statements. The Company manages capital by adjusting the amount of dividends paid to shareholders, purchasing shares for cancellation pursuant to normal course issuer bids, issuing new shares, issuing new debt, and/or issuing new debt to replace existing debt with different characteristics. Under its existing debt indentures, the Company is restricted in managing capital and must conform with the indentures’ provisions, which govern capital components such as dividends, asset sales and debt incurrence.

16.	FINANCIAL INSTRUMENTS AND RISKS

The Company undertakes transactions in a range of financial instruments including cash, short-term investments, trade and other receivables, trade and other payables and various forms of borrowings, including senior unsecured notes, bank loans and a capital lease.
a)	Financial Risks
The Company’s activities result in exposure to a number of financial risks, including credit risk, liquidity risk and market risk. Management’s policies for minimizing these risks are set out below.

Credit Risk

Credit risk is the risk that a contracting entity will not complete its obligations under a financial instrument and cause a financial loss. The Company is exposed to credit risk on accounts receivable and short-term investments. The Company’s maximum exposure to credit risk related to receivables and short-term investments is the gross carrying amount of these assets net of any allowance for doubtful accounts or impairment loss as reflected in these interim financial statements. As at June 30, 2008, the amount of accounts receivable past due was nominal.

Credit risk associated with short-term investments is minimized by ensuring that commercial paper investments have the highest rating obtainable and that certificates of deposit are placed with well-capitalized financial institutions and other creditworthy counterparties. Concentration of credit risk with respect to trade receivables is limited due to the Company’s credit evaluation process and the dispersion of a large number of customers across many geographic areas.

10

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and six month periods ended June 30, 2008 and 2007
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)
16.	FINANCIAL INSTRUMENTS AND RISKS (Continued)

Liquidity Risk

Liquidity risk is the risk that the Company encounters difficulty in meeting its obligations associated with financial liabilities. Liquidity risk includes the risk that, as a result of operational liquidity requirements, the Company: will not have sufficient funds to settle a transaction on the due date; will be forced to sell financial assets at a value which is less than what they are worth; or may be unable to settle or recover a financial asset at all. Liquidity risk arises from accounts payable, long-term debt, commitments and financial guarantees.

On March 26, 2008, as a result of cash balances falling below U.S.$75.0 million, under the terms of the U.S.$42.3 million equipment financing facility the Company received a prepayment notification from the lender requiring prepayment of interest for a period of twelve months, which was paid on April 2, 2008.

Under the Company’s existing long-term and current indebtedness, over the remainder of 2008 the Company must provide for interest payments of approximately $57.8 million and principal payments of $5.3 million. The Company did not make scheduled interest payments of $25.0 million at June 30, 2008. Pursuant to the terms of the related indenture, the Company has up to 30 days after such interest payment is due to make such payment. Under the terms of the proposed recapitalization (Note 17), such interest obligations are to be settled.

The contractual maturity of the Company’s liabilities, long-term debt and commitments are shown in the following table. These amounts represent the future undiscounted principal and interest cash flows and therefore do not equate to the carrying values shown in the balance sheet.

	Less than	1 to 3	4 to 12
	1 month	months	months	1 to 5 years
6.75% Senior Unsecured Notes	$11,013	$—	$22,026	$88,102
7.25% Senior Unsecured Notes	10,165	—	20,330	346,505
LIBOR plus 3.75% Floating Rate Senior Unsecured Notes	2,560	2,560	7,681	169,626
LIBOR plus 4.00% Floating Rate Senior Unsecured Notes	1,298	1,298	3,895	95,954
Senior Secured Term Loan	498	1,013	4,567	24,161
Equipment loan	685	1,371	6,655	36,035
Deutsche Bank equipment loan	—	—	2,904	10,483
Capital lease obligations	82	164	740	3,946
Operating lease obligations	317	609	2,134	2,271
Accounts payable and accrued liabilities	33,205	785	3,001	—
Reforestation obligation	—	—	—	4,187
Purchase commitments	897	1,152	7,103	20,824

	$60,721	$8,953	$81,036	$802,094

To help reduce liquidity risks the Company is seeking approval of a recapitalization, which is intended to significantly reduce long-term debt and annual interest expense, and inject additional cash into the Company (Note 17). Management believes that the debt reduction and capital infusion will improve the Company’s ability to manage its liquidity and mitigate the effects of the ongoing downturn in the U.S. housing market.

11

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and six month periods ended June 30, 2008 and 2007
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)
16.	FINANCIAL INSTRUMENTS AND RISKS (Continued)

Market Risk

Interest rate risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The Company is exposed to interest risk on its floating rate debt. Unfavourable changes in the applicable interest rates may result in an increase in interest expense. The Company manages its exposure to interest rate risk by maintaining a combination of floating rate debt and fixed rate debt. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

At June 30, 2008, if interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s after-tax net loss would increase/decrease by approximately $1.9 million on an annual basis (December 31, 2007: $1.3 million). Other comprehensive loss would decrease/increase by $Nil (December 31, 2007: $Nil). The increased sensitivity of after-tax net loss to interest rate changes in 2008 is due to the Company’s decision to stop recording the benefit of currently incurred tax losses.

Currency risk

Currency risk refers to the risk that the value of a financial commitment, recognized asset or liability will fluctuate due to changes in foreign currency rates. The Company’s functional currency is the Canadian dollar, but it is exposed to foreign currency risk primarily arising from U.S. dollar denominated long-term debt, cash, accounts receivable and accounts payable. In addition, the majority of the Company’s sales are transacted in U.S. dollars.

Foreign currency risk also arises on translation of the net assets of the Company’s self-sustaining U.S. subsidiary. This foreign currency translation risk exposure is partially offset by sales contracts and borrowings denominated in U.S. dollars. The U.S. dollar is the only foreign currency to which the Company has significant exposure. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

At June 30, 2008, if the Canadian dollar had weakened/strengthened one cent against the U.S. dollar with all other variables held constant, after-tax net loss for the year would have been $8.9 million higher/lower on an annual basis (December 31, 2007: $5.3 million), and the change in other comprehensive income would have been $Nil (December 31, 2007: $Nil). The increased sensitivity of after-tax net loss to foreign currency rate changes in 2008 is due to the Company’s decision to stop recording the benefit of currently incurred tax losses.

Commodity price risk

The Company’s financial performance is principally dependent on the demand for and selling prices of its products. Both are subject to significant fluctuations. The markets for panel products are cyclical and are affected by factors such as global economic conditions including the strength of the U.S. housing market, changes in industry production capacity, changes in world inventory levels and other factors beyond the Company’s control. At this time, the Company has elected not to actively manage its exposure to commodity price risk.

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AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and six month periods ended June 30, 2008 and 2007
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)
16.	FINANCIAL INSTRUMENTS AND RISKS (Continued)
b)	Fair Values
The fair value of financial instruments, with the exception of long-term debt, is estimated to approximate their carrying value at June 30, 2008 due to the immediate or short-term maturity of these financial instruments.

The fair value of long-term debt is determined using quoted ask prices for the Company’s senior unsecured notes. The estimated fair value may differ from the amount which could be realized in an immediate settlement. The carrying values and fair values of the long-term debt are as follows:

	June 30, 2008		December 31, 2007
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Senior notes	$830,194	$369,495	$806,350	$534,164
Term loan	104,659	104,659	101,744	101,744
Equipment financing	56,657	56,658	59,510	59,510
Capital leases	9,893	9,893	9,768	9,768

	$1,001,403	$540,705	$977,372	$705,186

The term loan is secured by accounts receivable and inventory having a carrying value of $88,823. Equipment financing of U.S.$39,673 is secured by certain capital assets.

17.	RECAPITALIZATION

The following is the summary of the key elements for the recapitalization transaction (the “Recapitalization”) proposed by the Company:

All of the current outstanding common shares of Ainsworth (the “Existing Common Shares”) will be cancelled and new common shares in the recapitalized Ainsworth will be issued (the “New Common Shares”), as described below.

Treatment of Existing Unsecured Notes

All of the senior unsecured notes issued by Ainsworth and listed below (the “Existing Notes”) will be affected by the Recapitalization:
Senior Unsecured Floating Rate Notes due October 1, 2010
7.25% Senior Unsecured Notes due October 1, 2012
Senior Unsecured Floating Rate Notes due April 1, 2013
6.75% Senior Unsecured Notes due March 15, 2014
6.75% Senior Unsecured Notes due March 15, 2014
Each holder of Existing Notes (the “Noteholders”) will receive, in full and complete satisfaction of its Existing Notes, the following:
a)	Such Noteholder’s pro rata share (based on the face amount of Existing Notes it holds) of U.S.$150 million aggregate principal amount of new 11% senior unsecured notes due 2015 (the “New Rollover Notes”);

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AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and six month periods ended June 30, 2008 and 2007
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)
17.	RECAPITALIZATION (Continued)
b)	For those Noteholders that are eligible under applicable securities laws, the right to subscribe to an offering of U.S.$200 million aggregate principal amount of new senior unsecured notes (the “New Notes”). HBK Master Fund L.P., Tricap Partners II L.P and Barclays Bank PLC (the “Initial Backstop Parties”) and certain additional holders of Existing Notes have agreed to backstop (the “Backstop”) the offering of the New Notes. The right to participate in the Backstop will be open to all Existing Noteholders that are eligible under applicable securities laws to purchase New Notes.

The New Notes and the New Rollover Notes will contain identical economic terms, including that interest thereon will be payable 6% in cash, plus 5% payment-in-kind.

c)	Payment in cash of all unpaid but accrued interest in respect of the Existing Notes as at March 31, 2008, to the extent not already paid; and

d)	Such Noteholder’s pro rata share of up to 96% of the New Common Shares (based on the face amount of Existing Notes it holds), on a fully diluted basis: 46% will be allocated pro rata, based on the amount of Existing Notes held, to all Noteholders; 35% will be allocated pro rata, based on the number of New Notes subscribed for, to Noteholders that have acquired New Notes; 10% will be allocated to those Noteholders that have agreed to participate in the Backstop; and 5% will be allocated to the Initial Backstop Parties.
Accordingly, pursuant to the Recapitalization, for every U.S.$1,000,000 of face value of Existing Notes held by a Noteholder, such Noteholder will be entitled to receive (i) approximately U.S.$182,000 in principal amount of New Rollover Notes and (ii) its pro rata share of up to 96% of the New Common Shares, as described above. In addition, if such Noteholder qualifies under applicable securities laws, they will also be able to (i) purchase no more than approximately U.S.$242,700 in principal amount of New Notes and (ii) subject to participation in the Backstop, purchase a pro rata share of any unsubscribed New Notes.

As at July 18, 2008, U.S.$200 million of New Notes had been subscribed for.

Support Agreements

HBK Master Fund L.P., Tricap Partners II L.P and Barclays Bank PLC and certain other Existing Noteholders (the “Consenting Noteholders”) have executed a support agreement (the “Noteholder Support Agreement”) with Ainsworth whereby they have agreed to vote in favor of and support the Recapitalization. The Consenting Noteholders hold in excess of U.S.$655 million of Existing Notes. The Company has also entered into support agreements (“Shareholder Support Agreements”) with the holders of a majority of the Existing Common Shares of the Company (the “Shareholders”) under which they have agreed to vote in favour of and support the Recapitalization. Ainsworth will continue to solicit and obtain additional Noteholder and Shareholder support for the Recapitalization.

In addition, the Company has reached an agreement with the holders of a majority in aggregate principal amount of the Company’s 2007 secured term loan facility to amend and restate the terms of such facility in connection with the Recapitalization.

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AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and six month periods ended June 30, 2008 and 2007
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)
17.	RECAPITALIZATION (Continued)

Treatment of Existing Common Shares

All Existing Common Shares will be cancelled. Holders of Existing Common Shares will receive their pro rata share of:
a)	4% of New Common Shares; and

b)	cashless warrants to receive additional New Common Shares representing 8% of the New Common Shares, on a fully diluted basis, if the Company’s equity market capitalization exceeds U.S.$1.2 billion within five years of the date of the Recapitalization or, if such market capitalization is not met within the five-year period, additional New Common Shares representing 0.02% of the New Common Shares on a Fully Diluted Basis.
Implementation Process

Ainsworth will hold separate Noteholder and shareholder meetings on July 24, 2008 in Vancouver, British Columbia to obtain the required approvals for certain steps necessary to implement the Recapitalization transaction, including approval by the Noteholders of a Plan of Arrangement under the Canada Business Corporations Act (the “CBCA”). Details of the Recapitalization were provided in an information circular dated June 24, 2008 distributed to Noteholders and existing shareholders. In addition to Noteholder and shareholder approvals, implementation of the Plan of Arrangement is subject to final approval of the Court and receipt of all necessary regulatory and stock exchange approvals.

The proposed Recapitalization is expected to result in a substantial realignment of the Company’s equity and non-equity interests, such that virtually all of the equity interests are acquired by non-equity interests. For financial accounting purposes, this reorganization creates, in substance, a “new reporting entity” and a need for “fresh start” accounting, establishing a new cost basis for the continuing entity. Under fresh start accounting, Ainsworth is required to assess the fair value of identifiable assets and liabilities, whether or not previously recorded.

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